Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

Unaudited condensed consolidated statement of loss and other comprehensive loss

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Notes	€	€	€	€
Research and development expenses	3	(35,000,168)	(29,607,908)	(65,161,330)	(60,522,301)
General and administrative expenses	4	(15,788,119)	(10,765,189)	(29,898,958)	(22,037,107)
Total operating expenses		(50,788,287)	(40,373,097)	(95,060,288)	(82,559,408)
Finance income/ (expense)	6	3,547,758	(4,904,807)	8,892,193	(8,756,652)
Loss before income tax		(47,240,529)	(45,277,904)	(86,168,095)	(91,316,060)
Income taxes	7	(602,200)	(202,782)	(875,307)	(505,449)
Net Loss		(47,842,729)	(45,480,686)	(87,043,402)	(91,821,509)
Other comprehensive loss
Items that may be reclassified to profit or loss:
Exchange (losses) gains arising on translation of foreign operations		638,093	(261,162)	738,943	(389,917)
Total comprehensive loss attributable to:
Equity holders of the Company		(47,204,636)	(45,741,848)	(86,304,459)	(92,211,426)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.70)	(0.83)	(1.31)	(1.68)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

		June 30, 2026	December 31, 2025
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	545,775	642,470
Right of use assets	9	664,276	756,951
Deferred tax assets	7	579,111	887,352
Current assets
Receivables	10	1,070,746	556,739
Other current assets	11	3,325,773	2,938,215
Cash and cash equivalents	12	318,282,453	291,678,888
Current tax receivable	10	4,199,257	3,994,384
Total assets		328,667,391	301,454,999

Equity and liabilities
Equity
Share capital	13	8,424,541	7,825,271
Share premium		905,059,039	792,549,401
Other reserves		55,435,044	50,766,138
Currency translation reserve		468,774	(270,169)
Accumulated loss		(668,576,894)	(579,596,307)
Total equity		300,810,504	271,274,334

Long term liabilities
Non-current lease liability	9	481,333	576,585
Current liabilities
Trade and other payables	14	2,793,702	5,114,186
Accrued liabilities	15	24,389,457	23,348,472
Current lease liability	9	192,395	200,213
Current tax payable		—	941,209
Total liabilities		27,856,887	30,180,665
Total equity and liabilities		328,667,391	301,454,999

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

For the three months ended June 30, 2026 and June 30, 2025

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2025		6,525,539	623,641,380	39,711,103	137,726	(402,255,007)	267,760,741
Net Loss		—	—	—	—	(91,821,509)	(91,821,509)
Currency translation reserve		—	—	—	(389,917)	—	(389,917)
Share-based payments	18	—	—	9,625,030	—	—	9,625,030
Settlement of share-based payments		42,906	5,033,484	(5,046,933)	—	(867,910)	(838,453)
Balance at June 30, 2025		6,568,445	628,674,864	44,289,200	(252,191)	(494,944,426)	184,335,892
Balance at January 1, 2026		7,825,271	792,549,401	50,766,138	(270,169)	(579,596,307)	271,274,334
Net Loss		—	—	—	—	(87,043,402)	(87,043,402)
Issue of share capital	13	534,704	111,874,998	—	—	—	112,409,702
Transaction costs on issue of shares		—	(7,190,579)	—	—	—	(7,190,579)
Currency translation reserve		—	—	—	738,943	—	738,943
Settlement of share-based payments		64,566	7,825,219	(6,860,453)	—	(1,937,185)	(907,853)
Share-based payments	18	—	—	11,529,359	—	—	11,529,359
Balance at June 30, 2026		8,424,541	905,059,039	55,435,044	468,774	(668,576,894)	300,810,504

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

For the six months ended June 30, 2026 and 2025

		2026	2025
	Notes	€	€
Operating activities
Loss before tax		(86,168,095)	(91,316,060)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	11,529,359	9,625,030
Depreciation expense	4	284,025	208,333
Net foreign exchange (gain) loss		(6,653,895)	12,001,515
Finance costs (income)		149,015	(438,896)

Changes in working capital:
Increase in receivables		(356,870)	(73,806)
Decrease (increase) in other current assets		1,480,653	(383,606)
(Decrease ) increase in trade and other payables		(5,829,636)	422,029
Increase in accrued liabilities		819,017	942,596

Income taxes (paid) received		(1,697,788)	98,343
(Paid) received interest		(122,717)	462,559
Net cash flows used in operating activities		(86,566,932)	(68,451,963)

Investing activities
Purchase of property, plant and equipment	8	(79,004)	(144,367)
Net cash flows used in investing activities		(79,004)	(144,367)

Financing activities
Proceeds from issue of shares	13	113,126,633	29,458
Transaction costs on issue of shares		(7,190,579)	—
Payment of principal portion of lease liabilities	9	(123,552)	(127,805)
Net cash flows provided by (used in) financing activities		105,812,502	(98,347)

Net increase (decrease) in cash and cash equivalents		19,166,566	(68,694,677)
Cash and cash equivalents at the beginning of the period		291,678,888	280,728,037
Effect of exchange rate changes		7,436,999	(12,461,675)
Cash and cash equivalents at the end of the period	12	318,282,453	199,571,685

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company is registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of June 30, 2026, and December 31, 2025, and for the three and six months ended June 30, 2026 and 2025 were authorized for issue in accordance with a resolution of the directors on August 12, 2026.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as June 30,
Name	Legal seat	incorporation	2026	2025
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris Pharmaceuticals, Inc.*	Delaware	United States of America	100%	100%

*Pharvaris Pharmaceuticals, Inc was incorporated in June 2025

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2025 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Management assessed the Company’s ability to fund its operations for a period of at least 12 months after the date of signing these financial statements. Management has not identified significant going concern risks. The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of Pharvaris’ business plan and budget.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in material accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2025.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

These amendments clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendment is effective for reporting periods beginning on or after January 1, 2026. The amendments did not have a material impact on the Group.

New standards and interpretations issued not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The amendment is effective for reporting periods beginning on or after January 1, 2027. The amendments are being assessed by the Group.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim consolidated financial statements.

3. Research and development expenses

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Clinical	(20,769,302)	(14,712,960)	(35,401,888)	(32,049,342)
Personnel (Note 5)	(10,761,205)	(9,351,648)	(20,750,961)	(17,777,098)
Nonclinical	(1,053,570)	(2,858,075)	(2,221,861)	(4,708,265)
Manufacturing	(1,342,173)	(2,571,095)	(5,445,858)	(5,799,627)
License fees	(1,000,000)	—	(1,000,000)	—
Intellectual Property	(73,918)	(114,130)	(340,762)	(187,969)
	(35,000,168)	(29,607,908)	(65,161,330)	(60,522,301)

Development expenses are currently not capitalized but are recorded in the condensed consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs and travel expenses.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities as well as travel expenses.

Nonclinical expenses include costs of our outsourced discovery and nonclinical development studies and associated travel expenses.

Licensing costs consist of milestone payments reflecting the submission of the New Drug Application with the FDA in the first half of 2026.

4. General and administrative expenses

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Personnel (Note 5)	(7,503,343)	(5,775,619)	(13,750,840)	(10,804,858)
Professional fees	(3,281,897)	(1,686,774)	(6,855,363)	(4,290,920)
Insurance, facilities and office	(1,705,557)	(1,389,322)	(3,025,469)	(2,740,083)
Accounting, tax and auditing fees	(541,938)	(743,906)	(1,121,973)	(1,361,229)
Travel	(469,521)	(274,070)	(726,558)	(599,201)
Consulting	—	(28,497)	—	(76,065)
Other	(2,285,863)	(867,001)	(4,418,755)	(2,164,751)
	(15,788,119)	(10,765,189)	(29,898,958)	(22,037,107)

Since 2022, the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense for the six months ended June 30, 2026 and 2025 was €0.3 million and €0.2 million, respectively, which related to property, plant and equipment and leases, and is included in the 'Other expenses' line.

5. Personnel expenses

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Wages and salaries	(9,571,045)	(8,053,043)	(18,804,207)	(15,955,350)
Share-based payments	(6,631,255)	(5,497,118)	(11,529,359)	(9,625,030)
Other social security charges	(1,124,650)	(915,557)	(2,293,324)	(1,626,736)
Pension charges	(578,597)	(589,441)	(1,225,052)	(1,134,157)
Other employee related costs	(359,001)	(72,108)	(649,859)	(240,683)
	(18,264,548)	(15,127,267)	(34,501,801)	(28,581,956)

The average number of staff (in FTEs) employed by the Group in the three months ended June 30, 2026 was 148 (2025: 114).

6. Finance income/ (expense)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Foreign exchange differences	1,639,889	(5,867,219)	5,397,075	(10,889,757)
Interest and other income over bank balances	1,980,468	1,000,543	3,654,120	2,197,192
Other finance expenses	(72,599)	(38,131)	(159,002)	(64,087)
	3,547,758	(4,904,807)	8,892,193	(8,756,652)

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Income tax expense	(429,890)	(157,772)	(547,021)	(374,921)
Deferred tax charge	(172,310)	(45,010)	(328,286)	(130,528)
Income tax expense	(602,200)	(202,782)	(875,307)	(505,449)

The tax expense over the three and six months ended June 30, 2026 and 2025 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the Company's principal entity and the U.S. and the Dutch subsidiaries, resulting in an estimated taxable profit in the U.S. and the Netherlands.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Loss before income tax	(47,240,529)	(45,277,904)	(86,168,095)	(91,316,060)
Income tax at statutory income tax rate in the Netherlands (25.8%)	12,188,056	11,681,699	22,231,369	23,559,543
Effect of tax rates in other countries	(6,852,905)	(6,368,484)	(12,578,517)	(12,922,011)
Deferred tax assets recognition effects	(5,667,942)	(5,236,870)	(10,413,454)	(10,536,949)
Temporary differences for which no deferred tax assets/liabilities have been recognized	503,571	—	821,719	—
Non-deductible expenses	(226,331)	(186,549)	(386,955)	(515,860)
Transfer Pricing adjustment	—	(43,987)	—	(43,987)
Prior period adjustments	(546,649)	(48,591)	(549,469)	(46,185)
Income tax expense	(602,200)	(202,782)	(875,307)	(505,449)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized at the applicable statutory tax rate.

The (estimated) average annual tax rate used for the six months ended June 30, 2026 was 1.02%, compared to 0.55% for the six months ended June 30, 2025.

The current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland. The differences in the overseas tax rates are due to the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	June 30, 2026	December 31, 2025
Net book value	€	€
Balance at beginning of period	642,470	667,000
Additions	79,004	164,620
Depreciation expenses	(175,699)	(189,150)
Balance at end of period	545,775	642,470

	June 30, 2026	December 31, 2025
Cumulative depreciation	€	€
As of January 1,	(409,286)	(220,136)
Depreciation	(175,699)	(189,150)
Balance at end of period	(584,985)	(409,286)

	June 30, 2026	December 31, 2025
Cumulative Costs	€	€
Balance at beginning of period	1,051,756	887,136
Additions	79,004	164,620
Balance at end of period	1,130,760	1,051,756

During the six months ended June 30, 2026, the Group acquired assets with a cost of €0.1 million (December 31, 2025: €0.2 million). The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	June 30, 2026	December 31, 2025
	€	€
Balance at beginning of period	756,951	813,842
Remeasurement	—	251,427
Depreciation charges	(107,162)	(229,203)
Impact of transaction of foreign currency	14,487	(79,115)
Balance at end of period	664,276	756,951

The following table provides information about the Group’s lease liabilities at June 30, 2026:

	June 30, 2026	December 31, 2025
	€	€
Office leases	(673,728)	(776,798)
Total lease liability	(673,728)	(776,798)
Current portion	(192,395)	(200,213)
Non-current portion	(481,333)	(576,585)

Office leases consist of (i) a lease that was renewed on December 1, 2025 with an expiration date of November 30, 2028 for offices in Leiden, the Netherlands. The lease has a lease term of three years, and (ii) a new lease agreement entered into on October 16, 2024 with an expiration date of December 31, 2029, for office space in Lexington, Massachusetts, United States of America (the "U.S.").

The average incremental borrowing rate applied to the lease liability related to the Leiden lease was 7.77% during the six months ended June 30, 2026 and the twelve months ended December 31, 2025.

The average incremental borrowing rate applied to the lease liability related to the U.S. lease was 6.39% during the six months ended June 30, 2026 and the twelve months ended December 31, 2025.

Depreciation expense was €0.1 million for each of the six months ended June 30, 2026 and 2025, respectively, and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases for the six months ended June 30, 2026 and 2025, was €NIL million and €0.1 million, respectively, and is included in facility, communication, and office expenses.

Cash outflows related to leases during the six months ended June 30, 2026 and 2025 were €0.1 million, respectively.

10. Receivables

	June 30, 2026	December 31, 2025
	€	€
Current tax receivable	4,199,257	3,994,384
VAT receivables	1,070,746	556,739
	5,270,003	4,551,123

11. Other current assets

	June 30, 2026	December 31, 2025
	€	€
Prepayments	3,325,773	2,938,215
	3,325,773	2,938,215

Prepayments mainly relate to prepaid insurance, prepaid research and development expenses and rent.

12. Cash and cash equivalents

As of June 30, 2026 and December 31, 2025, there were no restricted cash and cash equivalent balances. Cash and cash equivalent balances as of June 30, 2026 include investments in money market funds of €318.3 million at fair market value. (Cost: €323.7 million). December 31, 2025 include investments in money market funds of €232.5 million at fair market value. (Cost: €241.2 million).

13. Equity

On June 30, 2026, the Company’s authorized share capital amounted to € 14.1 million divided into 117.5 million ordinary shares each with a nominal value of twelve eurocents (€0.12).

As of June 30, 2026, the total number of issued and fully paid shares was 70.2 million (December 31, 2025: 65,210,590 ). On June 30, 2026, the issued share capital totaled €8.4 million (December 31, 2025: €7.8 million).

In April 2024, the Company entered into an at-the-market sales agreement with Leerink Partners, pursuant to which it may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners. As of March 31, 2026, no ordinary shares have been sold under this agreement.

In July 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. and Leerink Partners, as representatives of the underwriters, pursuant to which the Company agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and the Company generated net proceeds of €160.3 million ($188.5 million), after deducting fees and expenses of €10.9 million ($12.8 million).The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.04 million ($0.05 million) and resulted in issuance of 500,000 ordinary shares.

On May 8, 2026, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners LLC as representatives of the underwriters named therein, pursuant to which the Company agreed to issue and sell in an underwritten offering 4,455,863 ordinary shares, par value €0.12 per share (which includes the exercise in full by the underwriters of their option to purchase up to an additional 581,199 ordinary shares). The offering closed on May 11, 2026, and the Company generated net proceeds of approximately €105.7 million ($124.3 million), after deducting bank fees of approximately €6.7 million ($7.9 million).

Issued shares

	June 30, 2026	December 31, 2025
	Number of shares	Number of shares
Ordinary shares	70,204,506	65,210,590
	70,204,506	65,210,590

14. Trade and other payables

	June 30, 2026	December 31, 2025
	€	€
Trade payables	2,793,702	5,114,186
	2,793,702	5,114,186

15. Accrued liabilities

	June 30, 2026	December 31, 2025
	€	€
Clinical accrued liabilities	9,884,234	5,806,522
Personnel related accruals	7,939,302	11,432,445
Manufacturing accrued liabilities	1,904,270	2,879,222
Nonclinical accrued liabilities	642,784	527,935
Consulting, professional and audit liability	1,509,230	1,226,432
Other accrued liabilities	2,509,637	1,475,916
	24,389,457	23,348,472

16. Risk management activities

The Group’s risk management activities are the same as disclosed in Note 17 of the consolidated financial statements for the year ended December 31, 2025.

17. Fair values

Fair values of cash balances, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the cash equivalents, Group’s financial instruments measured at fair value on recurring basis, is categorized within level 1 of the fair value hierarchy, as the valuation is based on quoted net asset values (NAV) in active markets at the reporting date.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 Equity Incentive Plan (the “2021 Plan”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the six months ended June 30, 2026.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
		€
Outstanding January 1, 2026	3,951,032	13.01	1,417,632
Granted	717,500	24.27	616,605
Exercised (Vested and Settled)	(213,135)	4.85	(403,903)
Forfeited	—	—	(85,182)
Outstanding June 30, 2026	4,455,397	12.56	1,545,152

During the six months ended June 30, 2026, a total of 376,105 RSUs were granted to employees that joined the Group in the same period and to existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

During the six months ended June 30, 2026, 193,000 RSUs were issued to existing key management. The RSUs shall vest over a four-year period, with 25% of the aggregate number of RSUs vesting on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of RSUs vesting on each subsequent monthly anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date.

During the six months ended June 30, 2026, 27,500 RSUs were issued to members of the Board of Directors. The RSUs shall vest on the 12-month anniversary of the vesting start date.

During the six months ended June 30, 2026, 20,000 RSUs were issued to an existing member of key management. The RSUs shall vest subject to a milestone-based vesting condition based on the achievement of the below milestones:

(a) Milestone 1- the approval by the U.S. Food and Drug Administration ("FDA") of the Company's New Drug Application ("NDA") for deucrictibant immediate-release capsules for the on-demand treatment of hereditary angioedema ("HAE") attacks: Forty percent (40%) of the aggregate number of RSUs (i.e. 8,000 RSUs) shall vest upon the achievement of Milestone 1, as determined by the Board in its sole discretion.

(b) Milestone 2 - the approval by the U.S. Food and Drug Administration ("FDA") of the Company's New Drug Application ("NDA") for deucrictibant extended-release tablets for the prophylactic treatment of hereditary angioedema ("HAE") attacks: Sixty percent (60%) of the aggregate number of RSUs (i.e. 12,000 RSUs) shall vest upon the achievement of Milestone 2, as determined by the Board in its sole discretion.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates and share closing prices for grants during the first six months of 2026 were: January 1 (€23.63), February 1 (€22.83), March 1 (€24.03), March 3 (€23.05), April 1 (€25.42), May 1, (€25.12) and June 1 (€25.02), respectively.

On March 3, 2026, a total of 82,500 stock options were granted to members of the Board of Directors with an exercise price of €24.11 per share with a final exercise date of March 2, 2036, unless forfeited or exercised on an earlier date. 100% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, subject to the option holder’s continuous service.

On March 3, 2026, a total of 575,000 stock options were granted to members of key management with an exercise price of €24.11 per share with a final exercise date of March 2, 2036, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

On June 1, 2026, 60,000 Options were issued to an existing member of key management. The Options shall vest subject to a milestone-based vesting condition based on the achievement of the below milestones:

Milestone 1 - the approval by the U.S. Food and Drug Administration ("FDA") of the Company's New Drug Application ("NDA") for deucrictibant immediate-release capsules for the on-demand treatment of hereditary angioedema ("HAE") attacks: Forty percent (40%) of the aggregate number of Shares subject to the Option (i.e. 24,000 options) shall vest upon the achievement of Milestone 1, as determined by the Board in its sole discretion.

Milestone 2 - the approval by the U.S. Food and Drug Administration ("FDA") of the Company's New Drug Application ("NDA") for deucrictibant extended-release tablets for the prophylactic treatment of hereditary angioedema ("HAE")

attacks: Sixty percent (60%) of the aggregate number of Shares subject to the Option (i.e. 36,000 options) shall vest upon the achievement of Milestone 2, as determined by the Board in its sole discretion.

As of June 30, 2026, a total number of 2,858,237 stock options are exercisable (June 30, 2025: 2,601,619).

For the six months ended June 30, 2026, the Group recognized €11.5 million of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (six months ended June 30, 2025: €9.6 million).

The inputs and outputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	June 1, 2026**	March 3, 2026*	March 3, 2026**	March 12, 2025*	March 12, 2025**
Number of options	60,000	82,500	575,000	75,000	555,000
Fair value of the options	€20.71	€18.88	€19.45	€11.86	€12.19
Fair value of the ordinary shares	€25.93	€24.11	€24.11	€14.71	€14.71
Exercise price	€25.93	€24.11	€24.11	€14.74	€14.74
Expected volatility (%)	100%	100%	100%	105%	105%
Expected life (years)	5.8	5.5	6.1	5.5	6.1
Risk-free interest rate (%)	4.3%	3.8%	3.8%	4.3%	4.3%
Expected dividend yield		—	—	—	—

* Granted to the Board of Directors

** Granted to members of key management

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended June 30, 2026 and 2025.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Net Loss	(47,842,729)	(45,480,686)	(87,043,402)	(91,821,509)
Weighted average number of ordinary shares outstanding	68,072,885	54,688,182	66,696,719	54,588,321
Basic and diluted loss per share	(0.70)	(0.83)	(1.31)	(1.68)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group's contractual obligations and commitments as of June 30, 2026 amounted to €118 million, (December 31, 2025: €119.2 million) primarily related to research and development activities.

The Group had no contingent liabilities and no contingent assets as of June 30, 2026 and December 31, 2025.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Key management personnel compensation

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€	€	€	€
Short term employee benefits	985,136	1,208,362	3,807,354	2,617,978
Post employee benefits	67,732	62,837	141,331	133,012
Share-based payments	3,804,580	3,091,132	6,651,041	5,952,342
Total	4,857,448	4,362,331	10,599,726	8,703,332

The Company engages GrayMatters Consulting BV, a management entity for the purpose of providing key management services to the Company. This management entity is considered a related party, as it provides key management services and exercises key management functions.

The aggregate amount of expense recognized in the unaudited condensed consolidated interim financial statements related to this related party was €0.3 million and €0.4 million in the six months ended June 30, 2026 and 2025, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per June 30, 2026 and December 31, 2025 were €1.0 million and €1.6 million, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through August 12, 2026, which is the date the condensed consolidated interim financial statements were authorized for issuance, and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, August 12, 2026

Pharvaris N.V.

Board of Directors

B.A.E. Modig	R.H. Glassman

E. Björk	J.G.C.P. Schikan

D.P. Meeker	V. Monges